SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or
15d-16 of the Securities
Exchange Act of 1934

For: November 29, 2002

ALBERTA ENERGY COMPANY LTD.

(Translation of registrant’s name into English)

1800, 855 2nd Street S.W. PO Box 2850

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:	Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A    .

Form 6-K Exhibit Index
SIGNATURES
Material Change Report

Form 6-K Exhibit Index

Exhibit No.

1.	Alberta Energy Company Ltd. Material Change Report dated November 29, 2002, filed with the Toronto Stock Exchange and the securities commission or similar regulatory authority in the Canadian Provinces and Territories on November 29, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD. (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: November 29, 2002